Exhibit A

Ceragon Networks Reports Third Quarter 2018 Financial Results
November 5, 2018

CERAGON NETWORKS REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS

Little Falls, New Jersey, November 5, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the third quarter which ended September 30, 2018.

Third Quarter 2018 Highlights:

Revenues - $86.5 million, up 13.9% from the third quarter of 2017, and down 2.0% from the second quarter of 2018.

Gross margin - 35.0%, compared to 35.1% in the third quarter of 2017 and 32.5% in the second quarter of 2018.

Operating income - $7.9 million, compared to $5.7 million in the third quarter of 2017, and $6.4 million in the second quarter of 2018.

Net income - $6.2 million, or $0.08 per diluted share for the third quarter of 2018.  Net income for the third quarter of 2017 was $3.5 million, or $0.04 per diluted share. Net income for the second quarter of 2018 was $3.2 million or $0.04 per diluted share.

Non-GAAP results - gross margin was 35.0%, operating income was $8.4 million, and net income was $5.7 million, or $0.07 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $41.3 million at September 30, 2018, compared to $29.4 million at June 30, 2018.

"We are pleased to report an excellent third quarter, with revenues above the upper end of our quarterly run rate and net income growing both sequentially and versus Q3 of 2017," said Ira Palti, president and CEO of Ceragon. "We are achieving our goal of growing net income and delivering strong cash flow, even as we continue to invest aggressively in our next generation 5G solutions, and we remain on track to attain an increase in non-GAAP net income in 2018 compared to 2017. We manage the business with net income growth as our most important metric, and our goal is to report further growth in non-GAAP net income for 2019 as well."

Supplemental geographical breakdown of revenue for the third quarter of 2018:

• Europe:	9%
• Africa:	10%
• North America:	13%
• Latin America:	21%
• India:	34%
• APAC:	13%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 234-9959, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 455394. A replay of both the call and the webcast will be available through December 5, 2018.

About Ceragon

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G and 5G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; political, economic and regulatory risks from doing business in developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due to shortages in raw materials, including certain passive components; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues and/or as a result of increase in costs of raw materials, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi                  or           Claudia Gatlin
+972 3 5431 660                           +1 212 830-9080
dorona@ceragon.com               claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Revenues	$86,529	$75,999	$258,132	$245,354
Cost of revenues	56,245	49,326	171,495	167,174

Gross profit	30,284	26,673	86,637	78,180

Operating expenses:
Research and development	7,436	6,975	21,471	19,210
Selling and marketing	10,510	9,543	31,441	29,319
General and administrative	4,438	4,462	14,087	14,032

Total operating expenses	22,384	20,980	66,999	62,561

Operating income	7,900	5,693	19,638	15,619

Financial expenses, net	797	1,655	5,477	4,734

Income before taxes	7,103	4,038	14,161	10,885

Taxes on income	952	542	2,714	2,535

Net income	$6,151	$3,496	$11,447	$8,350

Basic net income per share	$0.08	$0.04	$0.15	$0.11

Diluted net income per share	$0.08	$0.04	$0.14	$0.10

Weighted average number of shares used in computing basic net income per share	78,455,128	77,964,433	78,256,060	77,885,555

Weighted average number of shares used in computing diluted net income per share	81,172,392	79,596,845	80,696,365	80,105,482

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2018	December 31, 2017
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$41,322	$25,877
Trade receivables, net	113,193	113,719
Other accounts receivable and prepaid expenses	11,435	17,052
Inventories	47,435	54,164
Total current assets	213,385	210,812

NON-CURRENT ASSETS:
Long-term bank deposits	997	996
Deferred taxes, net	564	988
Severance pay and pension fund	5,271	5,459
Property and equipment, net	31,096	29,870
Intangible assets, net	4,154	2,199
Other non-current assets	3,481	3,269
Total non-current assets	45,563	42,781
Total assets	$258,948	$253,593
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$66,168	$75,476
Deferred revenues	7,926	5,193
Other accounts payable and accrued expenses	25,474	24,781
Total current liabilities	99,568	105,450

LONG-TERM LIABILITIES:
Deferred tax liability	65	141
Accrued severance pay and pension	10,006	10,085
Other long-term payables	3,766	4,019
Total long-term liabilities	13,837	14,245

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	412,862	410,817
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,088)	(7,171)
Accumulated deficits	(238,354)	(249,871)

Total shareholders' equity	145,543	133,898

Total liabilities and shareholders' equity	$258,948	$253,593

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash flow from operating activities:
Net income	$6,151	$3,496	$11,447	$8,350
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,094	2,191	5,595	6,766
Stock-based compensation expense	450	349	1,482	968
Decrease (increase) in trade and other receivables, net	3,804	(12,925)	3,695	(22,213)
Decrease (increase) in inventory, net of write off	(1,719)	402	5,330	(10,153)
Increase (decrease) in trade payables and accrued liabilities	2,824	(3,831)	(7,413)	14,944
Increase in deferred revenues	1,684	329	3,480	1,347
Decrease (increase) in deferred tax asset, net	(62)	252	348	392
Other adjustments	295	221	109	133
Net cash provided by (used in) operating activities	$15,521	$(9,516)	$24,073	$534
Cash flow from investing activities:
Purchase of property and equipment	(2,276)	(3,980)	(6,233)	(7,485)
Purchase of intangible assets, net	(1,488)	-	(2,824)	-
Net cash used in investing activities	$(3,764)	$(3,980)	$(9,057)	$(7,485)

Cash flow from financing activities:
Proceeds from share options exercise	189	40	563	229
Proceeds from bank loans	-	15,800	-	6,800
Net cash provided by financing activities	$189	$15,840	$563	$7,029

Translation adjustments on cash and cash equivalents	(22)	39	(134)	54
Increase in cash and cash equivalents	$11,924	$2,383	$15,445	$132
Cash and cash equivalents at the beginning of the period	29,398	34,087	25,877	36,338
Cash and cash equivalents at the end of the period	$41,322	$36,470	$41,322	$36,470

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

GAAP cost of revenues	$56,245	$49,326	$171,495	$167,174
Amortization of intangible assets	-	(310)	-	(919)
Stock based compensation expenses	(15)	(10)	(33)	(42)
Changes in pre-acquisition indirect tax positions	(11)	209	(38)	(118)
Non-GAAP cost of revenues	$56,219	$49,215	$171,424	$166,095

GAAP gross profit	$30,284	$26,673	$86,637	$78,180
Gross profit adjustments	26	111	71	1,079
Non-GAAP gross profit	$30,310	$26,784	$86,708	$79,259

GAAP Research and development expenses	$7,436	$6,975	$21,471	$19,210
Stock based compensation expenses	(83)	(32)	(210)	(156)
Non-GAAP Research and development expenses	$7,353	$6,943	$21,261	$19,054

GAAP Sales and Marketing expenses	$10,510	$9,543	$31,441	$29,319
Amortization of intangible assets	-	(74)	-	(219)
Stock based compensation expenses	(161)	(94)	(447)	(246)
Non-GAAP Sales and Marketing expenses	$10,349	$9,375	$30,994	$28,854

GAAP General and Administrative expenses	$4,438	$4,462	$14,087	$14,032
Stock based compensation expenses	(191)	(213)	(792)	(524)
Non-GAAP General and Administrative expenses	$4,247	$4,249	$13,295	$13,508

GAAP financial expenses	$797	$1,655	$5,477	$4,734
Recovery of devaluation related expenses in Venezuela	969	-	969	-
Non-GAAP financial expenses	$1,766	$1,655	$6,446	$4,734

GAAP taxes on income	$952	$542	$2,714	$2,535
Other non-cash tax adjustments	(58)	(340)	(526)	(625)
Non-GAAP taxes on income	$894	$202	$2,188	$1,910

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

GAAP net income	$6,151	$3,496	$11,447	$8,350
Amortization of intangible assets	-	384	-	1,138
Stock based compensation expenses	450	349	1,482	968
Changes in pre-acquisition tax exposures	11	(209)	38	118
Recovery of devaluation related expenses in Venezuela	(969)	-	(969)	-
Non-cash tax adjustments	58	340	526	625
Non-GAAP net income	$5,701	$4,360	$12,524	$11,199

GAAP basic net income per share	$0.08	$0.04	$0.15	$0.11

GAAP diluted net income per share	$0.08	$0.04	$0.14	$0.10

Non-GAAP basic and diluted net income per share	$0.07	$0.05	$0.15	$0.14

Weighted average number of shares used in computing GAAP basic net income per share	78,455,128	77,964,433	78,256,060	77,885,555

Weighted average number of shares used in computing GAAP diluted net income per share	81,172,392	79,596,845	80,696,365	80,105,482

Weighted average number of shares used in computing Non-GAAP diluted net income per share	81,546,013	79,880,400	81,027,179	80,347,262